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                                                                     EXHIBIT 2.1

                            ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 12th day of May, 2004, by and between Sprint Spectrum L.P., a Delaware limited partnership ("Sprint"), and Horizon Personal Communications, Inc., an Ohio corporation ("Horizon").

                                    PREAMBLE

     A. On this date, Sprint and certain of its affiliates and Horizon have entered into a Settlement Agreement and Mutual Release (the "Release").

     B. Pursuant to the Release, each party is waiving certain obligations of the other party under the Management Agreement, dated June 8, 1998, as amended, between Horizon, Sprint and certain of its affiliates (the "Management Agreement") respecting the wireless telecommunications business in the territories covered by the Network Services Agreement (the "NSA"), dated as of August 12, 1999, between Virginia PCS Alliance, LC and West Virginia PCS, LC (collectively, "nTelos") and Horizon (the "nTelos Service Area") will be terminated.

     C. Sprint and Horizon desire that Sprint purchase Horizon's economic interests in the subscribers in the nTelos Service Area, as well as other related assets, upon the terms and conditions set forth herein.

     NOW, THEREFORE, for and in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I
                      PURCHASE AND SALE OF PURCHASED ASSETS

     1.1 PURCHASED ASSETS. Subject to and upon the terms and conditions set forth herein, Horizon agrees to sell to Sprint, and Sprint agrees to purchase from Horizon, at the Closing (as defined below) the following assets (collectively, the "Purchased Assets"):

          (a) All of the economic and other interests and rights with respect to the subscribers of Horizon within the nTelos Service Area as of the Closing except for subscribers located in the Customer Service Areas listed on Schedule 1.1(a) attached hereto (collectively, the "Subscribers"), including, without limitation, all of Horizon's rights under all outstanding subscriber contracts (the "Subscriber Contracts") for the Subscribers;

          (b) All of Horizon's interest, if any, in customer records related to the Subscribers;

          (c) Any interest of Horizon in the NPA-NXXs associated directly with the nTelos Service Area, including, without limitation, any unused NPA-NXX blocks;
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          (d) Any security deposits made by Subscribers and held by Horizon and any prepayments made by Subscribers and held by Horizon for services rendered or to be rendered on or after the Effective Date;

          (e) All of Horizon's rights as lessee under the lease agreements related to Horizon's seven retail stores in the nTelos Service Area (the "Retail Stores"), as identified on Schedule 1.1(e) attached hereto (collectively, the "Assigned Leases");

          (f) All of Horizon's right, title and interest (whether an ownership interest, leasehold interest, as licensee or otherwise) in and to all furniture, fixtures, equipment, furnishings and leasehold improvements located within the Retail Stores as of the Closing, as identified on Schedule 1.1(f);

          (g) All of Horizon's right, title and interest (whether an ownership interest, leasehold interest, as licensee or otherwise) in (i) the data-related equipment which is owned by Horizon and which resides at the nTelos switches located in the nTelos Service Area, and (ii) the signal repeaters owned by Horizon and which reside at certain Radio Shack locations in the nTelos Service Area, all as identified on Schedule 1.1(g); and

          (h) All handset and accessory inventory within the Retail Stores as of the Closing (the "Inventory").

     1.2 NO LIENS OR ENCUMBRANCES. Horizon agrees that the Purchased Assets will be transferred and conveyed to Sprint at Closing free and clear of all claims, liens, encumbrances, easements, security interests and similar interests of any kind or nature whatsoever (collectively, "Encumbrances").

                                   ARTICLE II
                    PURCHASE PRICE; ASSUMPTION OF LIABILITIES

     2.1 PURCHASE PRICE. The purchase price for the Purchased Assets (the "Purchase Price") shall be determined as follows:

          The Purchase Price for all of the Purchased Assets shall be an amount equal to (a) the product of (i) $390 and (ii) the number of Qualified Subscribers (as determined below) as of the date of the Closing (the "Effective Date") plus (b) the actual cost paid by Horizon for the Inventory existing as of the Effective Date. For purposes of this Agreement, "Qualified Subscribers" shall mean only those Subscribers who as of the Effective Date are currently active in any Sprint wireless billing system. The number of Qualified Subscribers as of the Effective Date shall be determined as follows: On the day before the Closing, Sprint will provide Horizon with a written notice of the number of Qualified Subscribers as of the most recent practicable date prior thereto. At the Closing, Sprint will pay Horizon the Purchase Price based on this preliminary number of Qualified Subscribers. Within thirty (30) days after the Effective Date, representatives of Sprint and Horizon will confer to determine the actual number of Qualified Subscribers as of the Effective Date. If the parties are unable to agree upon a final determination of the number of Qualified Subscribers as of the Effective Date within such thirty day period,
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either party may initiate the dispute resolution provision of Section 14.2 of the Management Agreement. On the day before the Closing, Horizon will provide Sprint with a written notice of the estimated Inventory as of the Closing. At the Closing, Sprint will pay Horizon the Inventory based portion of the Purchase Price based on this estimate of Inventory. Within thirty (30) days after the Effective Date, representatives of Sprint and Horizon will confer to determine the actual Inventory as of the Effective Date. If the parties are unable to agree upon a final determination of the actual Inventory as of the Effective Date within such thirty day period, either party may initiate the dispute resolution provision of Section 14.2 of the Management Agreement. Upon a final agreement of the parties or arbitration award as to the number of Qualified Subscribers or Inventory on the Effective Date, the applicable party will make an adjustment payment to the other party, which will reflect the difference between (a) the preliminary number of Qualified Subscribers and the actual number of Qualified Subscribers and (b) the estimated Inventory and the actual Inventory. The parties agree that, from the date hereof through the Effective Date, the parties will continue to report the number of Subscribers and Subscriber deactivations, will conduct the Subscriber collections and deactivation process, will conduct Subscriber sales practices, and will conduct Subscriber credit practices, in the ordinary course of business, consistent with past practice.

     2.2 ASSUMED LIABILITIES. At the Closing, Sprint shall assume only the following obligations and liabilities of Horizon (collectively, the "Assumed Liabilities"):

          (a) All of the executory duties and obligations to the Subscribers and under the Subscriber Contracts arising from and after the Closing (including, if applicable, any return of deposits made by Subscribers); and

          (b) All of the executory duties and obligations of Horizon as a party under the Assigned Leases arising from and after the Closing.

     2.3 EXCLUDED LIABILITIES. Except for the Assumed Liabilities, it is expressly understood and agreed that Sprint will not assume or have any liability or obligation with respect to any of Horizon's other obligations, contracts, debts and agreements (collectively, the "Excluded Liabilities"), including but not limited to:

          (a) any liability or obligation of Horizon for any Taxes of any kind accrued during, applicable to or arising from any period (or portion of any period) ending on or before the Effective Date;

          (b) the amounts necessary to cure monetary defaults of Horizon under the contracts contained in the Purchased Assets (collectively, the "Cure Amounts"); or

          (c) any liability or obligation of Horizon under any Environmental, Heath and Safety Requirements arising from any period ending on or before the Effective Date.
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                                   ARTICLE III
                                     CLOSING

     3.1 BANKRUPTCY COURT APPROVAL. Promptly after the execution of this Agreement, Horizon will use reasonable best efforts, and Sprint will reasonably cooperate with Horizon, to seek entry of an order (the "Sale Order") by the Bankruptcy Court in the Chapter 11 proceeding filed by Horizon and its affiliates on August 15, 2003 in the United States Bankruptcy Court for the Southern District of Ohio (the "Chapter 11 Case") approving (a) the sale of the Purchased Assets, on the terms set forth in this Agreement, in accordance with 11 U.S.C. 363, which Sale Order shall include a finding that Sprint is a good faith purchaser pursuant to 11 U.S.C. 363(m) and shall provide for the sale of the Purchased Assets free and clear of any Encumbrances to the extent permitted by law; (b) the assumption and assignment of the Assigned Leases effective as of the Closing in accordance with 11 U.S.C. 365; and (c) the compromise and settlement provided for in the Release pursuant to Bankruptcy Rule 9019. The Closing shall occur on the first business day following the date all conditions to Closing set forth in Section 7 have been satisfied or waived. At the Closing, Sprint shall pay, via wire transfer instructions provided by Horizon, the aggregate amount of the Purchase Price in full as calculated based upon the initial determination of Qualified Subscribers and Inventory pursuant to Section 2.1.

                                   ARTICLE IV
                         OTHER COVENANTS AND AGREEMENTS

     4.1 TRANSITION COMPENSATION. Subject to the terms and conditions of this
Section 4.1, Sprint agrees to compensate Horizon for the net operating losses which Horizon will incur in the operation of the nTelos Service Area from the date of this Agreement to the earliest to occur of the following (i) August 2, 2004; (ii) the Effective Date; (iii) entry by the Bankruptcy Court of a final order of the Bankruptcy Court denying Horizon's motion to approve this Agreement and the Release; or (iv) the mutual written agreement of the parties (the "Transition Period"). The compensation payment will be equal to $25,000 multiplied by the number of days during the Transition Period (the "Transition Payment"). The Transition Payment shall be due in full upon the earliest to occur of (a) the Effective Date and (b) 3 business days following the expiration of the Transition Period. The Transition Payment shall be treated as additional Purchase Price for the Purchased Assets. Notwithstanding any provision herein to the contrary, in no event will the Transition Payment exceed $2 million.

     4.2 EMPLOYEE MATTERS. Sprint shall, in good faith, consider whether to employ the Horizon employees who are currently associated with the Retail Stores and the sales, marketing and sales support activities of Horizon within the nTelos Service Area, as identified on Schedule 4.2(a) (the "Current Employees"). Sprint shall have the right and option, but not the obligation, to offer employment to and hire any of the Current Employees as of or after the Closing and shall have the right to interview the Current Employees at any time after the date hereof. At Sprint's election (in its sole discretion), Current
Employees hired at Closing or within thirty (30) days thereafter by Sprint may be given credit, under and in accordance with applicable employee benefit plans of Sprint, toward eligibility and vesting for the period of time prior to Closing during which such persons were employees of Horizon if such period of time would otherwise
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qualify for eligibility and vesting under Sprint's plans. Sprint shall be solely liable for all duties and obligations arising from and after the Effective Date to Current Employees hired by Sprint hereunder. Horizon shall be responsible for any severance payments payable to Current Employees as a result of the transactions contemplated herein.

     4.3 CONDUCT OF BUSINESS BY HORIZON PENDING THE CLOSING.

          (a) Ordinary Course. Horizon covenants and agrees that, unless Sprint shall otherwise consent in writing (which consent will not be unreasonably withheld or delayed) and except as otherwise set forth herein, between the date hereof and the Closing, Horizon shall conduct its business in the nTelos Service Area only in, and Horizon shall not take any action except in, the ordinary course of Horizon's business and in a manner consistent with past practice (including, without limitation, the acquisition of new Subscribers).

          (b) Certain Actions. By way of amplification and not limitation, except as expressly provided for in this Agreement, Horizon shall not, between the date hereof and the Closing, do any of the following without the prior written consent of Sprint, which consent will not be unreasonably withheld or delayed:

               (i) sell any of the Purchased Assets, except for the sale of Inventory in the ordinary course of Horizon's business in the nTelos Service Area;

               (ii) pledge, remove, dispose of, or encumber any of the Purchased Assets or enter into any material contract or agreement, except for the incurrence of purchase money security interests in the ordinary course of Horizon's business in the nTelos Service Area;

               (iii) amend any Assigned Lease or breach the provisions of any Assigned Lease; or

               (iv) take any action with respect to increasing the compensation of any Current Employee, except in the ordinary course of business.

          (c) NSA. Notwithstanding any other provision of this Section 4.3, Horizon may file a motion with the Bankruptcy Court to reject the NSA pursuant to the terms of the Release.

     4.4 EXPENSES.

          (a) Expenses of Sprint. All of the expenses incurred by Sprint in connection with the authorization, negotiation, preparation, execution and performance of this Agreement, including, without limitation, all fees and expenses of agents, representatives, brokers, counsel and accountants for Sprint, shall be paid by Sprint.

          (b) Expenses of Horizon. All of the expenses incurred by Horizon in connection with the authorization, negotiation, preparation, execution and performance of this
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Agreement, including, without limitation, all fees and expenses of agents, representatives, brokers, counsel and accountants for Horizon, shall be paid by Horizon.

     4.5 TAX MATTERS.

          (a) Purchase Price Allocation. The parties agree that the Purchase Price shall be allocated among the Purchased Assets pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"), in accordance with
Schedule 4.5, to which the parties have agreed. Horizon and Sprint agree to report the federal, state and local income and other tax consequences of the transactions contemplated hereby, and in particular to report the information required by Section 1060(b) of the Code, in a manner consistent with the agreed upon allocation, and to file all other applicable tax returns and forms necessary to reflect the Purchase Price allocation. Neither Sprint nor Horizon shall take any position inconsistent with such allocation upon any examination of any tax return, in any refund claim, in any litigation or otherwise unless required to do so by law.

          (b) Post Closing Cooperation. Sprint and Horizon shall furnish or cause to be furnished to each other, upon request, as promptly as practical, such information and assistance relating to the Purchased Assets as is reasonably necessary for filing of all Tax returns, including any claim for exemption or exclusion from the application or imposition of any Taxes or making of any election related to Taxes, the payment of Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any proceeding relating to any Tax return.

          (c) Transfer Taxes. In the event that the transaction is not deemed exempt from Transfer Taxes pursuant to Section 1146(c) of the Bankruptcy Code, all Transfer Taxes arising out of the transfer of the Purchased Assets and any Transfer Taxes required to effect any recording or filing with respect thereto shall be borne 50% by Sprint and 50% by Horizon. The Transfer Taxes shall be calculated assuming that no exemption from Transfer Taxes is available, unless otherwise indicated in the Sale Order or, at Closing, Sprint shall provide an appropriate resale exemption certificate or other evidence acceptable to Horizon of exemption from such Transfer Taxes. Horizon and Sprint shall cooperate to timely determine the amount of any Transfer Taxes and timely prepare and file any returns or other filings relating to such Transfer Taxes, in form and substance satisfactory to each party, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. Horizon shall pay such Transfer Taxes and shall file all necessary documentation and returns with respect to such Transfer Taxes when due, and shall promptly following the filing thereof furnish a copy of such return or other filing and a copy of a receipt showing payment of any such Transfer Tax to Sprint, and Sprint shall reimburse Horizon promptly for 50% of such Transfer Taxes paid after giving effect to the Sale Order. Horizons' portion of any Transfer Taxes to be paid hereunder shall be deemed to be included in the Excluded Liabilities.

          (d) Tax Proration. Except as provided in Section 4.5(c), all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a Tax period that includes (but does not end on) the Closing Date, whether imposed or assessed before or after the Closing Date, shall be apportioned between Horizon, on the one hand, and Sprint, on the other, as of the Closing Date, based on the number of days in any such period falling prior to and including the Closing Date, on the one hand, and after the

Closing Date, on the other hand. Horizon shall be responsible for the portion of such apportioned Taxes attributable to the period up to and including the Closing Date and Sprint shall be responsible for the portion of such apportioned Taxes attributable to the period after the Closing Date. Accordingly, if any Taxes required to be apportioned hereunder are paid by Sprint, on the one hand, or Horizon, on the other hand, then Horizon or Sprint, as the case may be, shall promptly reimburse the paying party for the non-paying party's share of such apportioned Taxes. Similarly, if Sprint, on the one hand, or Horizon, on the other hand, receive a refund of any Taxes that are required to be apportioned hereunder, then the recipient of such refund shall promptly pay to the other party such other party's share of such refund as determined in accordance with the foregoing apportionment provisions (assuming that Sprint and Horizon contributed to the applicable Tax payment in accordance with the first two sentences of this Section 4.5(d)).

     4.6 COLLECTION OF ACCOUNTS RECEIVABLE. Ten business days after the Effective Date, Sprint will pay to Horizon the Account Receivables Payment for all outstaying accounts receivables of Subscribers and all unbilled usage and other fees as of the Effective Date. Prior to the Effective Date, Sprint and Horizon will each cause their respective settlements and finance groups to determine the method of calculating the Account Receivables Payment. The method will be based on the following principles:

          (a) The party receiving the revenue should have responsibility for the liabilities associated with generating the revenue. For example, with respect to the MRC, if Horizon is liable for payments to nTelos for 1/3 of the bill cycle and Sprint for 2/3, then the total MRC for that bill cycle would be allocated 1/3 to Horizon and 2/3 to Sprint; and

          (b) The profile percentage will be used. For purposes of further clarification the "profile percentage" means the profile used by the settlements group for Sprint in determining "Collected Revenue" (as that term is defined in the Management Agreement) for Horizon. The parties understand that the profile percentage makes adjustment for the 8% retainage by Sprint of Collected Revenue. If that understanding is not correct then the parties will take account of that retainage by Sprint in calculating the Qualified Accounts Receivable Payment.

     Bad debt percentages will be determined based on past experience.

     The parties will have their respective settlements groups work cooperatively to make the calculations contemplated by this section and will work to satisfactorily resolve any issues that arise because of data or system limitations.

     The parties will settle travel for the nTelos Service Area incurred prior to the Effective Date in accordance with the already established settlement processes for travel. For purposes of clarification the parties acknowledge that the settlement of travel may take some time after the Effective Date because of the timing involved with clearing house functions and systems availability.

     4.7 COOPERATION. Following the Closing, Sprint and Horizon will cooperate with each other and use commercially reasonable efforts to complete in an expeditious manner changes in any operations arising from the transactions contemplated by this Agreement, including without limitation, the redirecting of switching from the Horizon switches to switches designated by Sprint and the transitioning of Retail Stores and Current Employees.

     4.8 ALLOCATION OF CERTAIN ITEMS. With respect to certain expenses incurred with respect to the Purchased Assets, the following allocations shall be made between Horizon and Sprint:

          (a) Utilities. Utilities, water and sewer charges shall be apportioned based upon the number of days occurring prior to (and including) the Effective Date and following the Effective Date during the billing period for each such charge.

          (b) Lease Payments. Rent payments shall be apportioned based upon the number of days occurring prior to (and including) the Effective Date and following the Effective Date during the billing period for each such charge.

Appropriate cash payments by Horizon and Sprint, as the case may require, shall be made hereunder from time to time as soon as practicable after the facts giving rise to the obligation for such payments are known in the amounts necessary to give effect to the allocations provided for in this Section 4.8.

     4.9 ASSUMPTION AND ASSIGNMENT OF ADDITIONAL EXECUTORY CONTRACTS. Horizon agrees to cooperate fully with Sprint to (i) identify any contracts, leases or other agreements of Horizon that relate exclusively to the nTelos Service Area and are reasonably required by Sprint for the use of the Purchased Assets in the same manner as used by Horizon in the operation of the nTelos Service Area, and
(ii) take all actions, including but not limited to filing all motions with the Bankruptcy Court, reasonably required to accomplish the assignment to and assumption by Sprint of such contracts, leases or other agreements that should have been assigned to and assumed by Sprint and that are not included in the Purchase Assets. In the event that any such contracts, leases or other agreements may not be assigned to Sprint, Horizon will, at Sprint's option, use commercially reasonable efforts to make the benefits of such contracts, leases or other agreements available to Sprint in exchange for Sprint's payment of the associated costs under such contracts, leases or other agreements. To the extent any software licenses contain assignment restrictions, the parties will cooperate as set forth above to give Sprint the use of such software.

                                    ARTICLE V
                         REPRESENTATIONS, WARRANTIES AND
                              COVENANTS OF HORIZON

     In order to induce Sprint to enter into this Agreement and consummate the transactions contemplated hereby, Horizon hereby makes the following representations, warranties and covenants to Sprint, each of which is material to and is relied upon by Sprint:

     5.1 ORGANIZATION AND AUTHORITY OF HORIZON. Horizon is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Horizon is duly qualified as a foreign corporation in all jurisdictions in which the conduct of its business or the ownership of its properties requires such qualification. Horizon has all necessary corporate or other power and authority to own, lease and operate its properties and conduct its business as it is currently being conducted.

     5.2 POWER AND AUTHORITY; DUE AUTHORIZATION. Subject to the required approval of the Bankruptcy Court as described in Section 3.1, Horizon has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The board of directors of Horizon has duly approved and authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and no other corporate proceedings are necessary. Assuming that this Agreement constitutes a valid and binding agreement of Sprint, this Agreement constitutes a valid and binding agreement of Horizon enforceable by Sprint in accordance with its terms, subject to laws of general application in effect affecting creditors' rights and subject to the exercise of judicial discretion in accordance with general equity principles.

     5.3 TITLE TO PURCHASED ASSETS. Horizon has good and valid title to all of the Purchased Assets, free and clear of any and all Encumbrances. At the Closing, Horizon will transfer to Sprint good and valid, marketable title to all of the Purchased Assets, free and clear of any and all Encumbrances.

     5.4 NO CONFLICT; REQUIRED CONSENTS. Except for the consents, approvals, authorizations and other actions listed on Schedule 5.4 or as contemplated by
Section 4.9, the execution and delivery by Horizon of this Agreement and the consummation by Horizon of the transactions contemplated hereby do not and will not (a) require the consent, approval or action of, or any filing or notice to, any corporation, firm, person or other entity or any public, governmental or judicial authority; (b) violate the terms of any instrument, document or agreement to which Horizon is a party, or by which Horizon or the property of Horizon (including the Purchased Assets) is bound, or be in conflict with, result in a breach of or constitute (upon the giving of notice or lapse of time or both) a default under any such instrument, document or agreement, or result in the creation of any lien upon any of the property or assets of Horizon (including the Purchased Assets); (c) violate any order, writ, injunction, decree, judgment, ruling, law, rule or regulation of any federal, state, county, municipal, or foreign court or governmental authority applicable to Horizon or relating to the Purchased Assets; or (d) violate the Articles of Incorporation, or bylaws, of Horizon; excluding from the foregoing clauses (a), (b) and (c) such consents, approvals, authorizations and other actions which would not have, individually or in the aggregate, a material adverse effect on the operations of the Purchased Assets.

     5.5 CONTRACTS. The Assigned Leases are valid, legally binding and enforceable against Horizon and the other parties thereto, subject to laws of general application in effect affecting creditors' rights and subject to the exercise of judicial discretion in accordance with general equitable principles. Except as set forth on Schedule 5.5, neither Horizon nor, to Horizon's knowledge, any other party to any of the Assigned Leases is in breach of, or in default under, any of the Assigned Leases; and to Horizon's knowledge, no event has occurred which, with the giving of notice or lapse of time, or both, would constitute a default by Horizon or any other party to any of the Assigned Leases. The assignment of any of the Assigned Leases to Sprint in accordance with this Agreement will not constitute a breach or violation of such Assigned Leases, except as set forth on Schedule 5.5. The Subscriber Contracts are form agreements which have been provided to Horizon by Sprint and Horizon has not made any alterations to the assignability provisions of such form agreements in the Subscriber Contracts.

     5.6 ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS. Horizon has complied in all material respects and is in compliance in all material respects with all Environmental, Health, and Safety Requirements in connection with the operation of the nTelos Service Area. Horizon has obtained and complied in all material respects with, and is in compliance with in all material respects, all permits, licenses and other authorizations that are required under Environmental, Health, and Safety Requirements for the operation of the nTelos Service Area. Horizon has not received any written notice, report or other document asserting any actual or alleged violation of Environmental, Health, and Safety Requirements related to the operation of the nTelos Service Area, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) related to the nTelos Service Area, including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health, and Safety Requirements, except where such liability or violation would not have a material adverse effect on the operations of the Purchased Assets. Horizon has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance in connection with the operation of the nTelos Service Area in a manner that has given or would give rise to material liabilities under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any other Environmental, Health, and Safety Requirements.

     5.7 LITIGATION. In addition to the commencement of the Chapter 11 Case,
Schedule 5.7 sets forth each instance that Horizon: (i) is subject to any outstanding injunction, judgment, order, decree, ruling or charge related to the Purchased Assets, or (ii) is a party or, to Horizon's knowledge, is threatened to be made a party to any action, suit, proceeding, hearing or investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator as a result of the operation of the Purchased Assets, including but not limited to any action, suit, proceeding, hearing or investigation related to any liability for Taxes which could reasonably be expected to result in any material adverse effect on the operations of the Purchased Assets.

     5.8 INTELLECTUAL PROPERTY. To Horizon's knowledge, Horizon owns and possesses or has the right to use under a valid and enforceable written license, sublicense, agreement, or permission all material Intellectual Property included in the Purchased Assets. Each item of material Intellectual Property owned or used by Horizon in the operation of the nTelos Service Area immediately prior to the Closing and included in the Purchased Assets will be owned or available for use by Sprint on identical terms and conditions immediately subsequent to the Closing. The use of the Intellectual Property contained in the Purchased Assets does not breach in any material respect any terms of any license or other contract between Horizon and any third party. Horizon is in compliance in all material respects with the terms and conditions of all license agreements in favor of Horizon relating to the Intellectual Property included in the Purchased Assets. To Horizon's knowledge, no third party has interfered with, infringed upon or misappropriated any Intellectual Property rights of Horizon included in the Purchased Assets.

To the knowledge of Horizon, the Intellectual Property contained in the Purchased Assets does not infringe any patent, copyright, trademark or trade secret or any other intellectual property right of any third party. Horizon has not granted rights in the Intellectual Property contained in the Purchased Assets to any third party.

     5.9 TANGIBLE ASSETS. Each of the tangible Purchased Assets has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used.

     5.10 TAXES. Except as set forth on Schedule 5.10 and except as shall be extinguished by the Sale Order, no Tax liens have been filed or otherwise exist affecting any Purchased Assets and no claims are being asserted in writing with respect to any Taxes.

                                   ARTICLE VI
                         REPRESENTATIONS AND WARRANTIES
                                    OF SPRINT

     In order to induce Horizon to enter into this Agreement and consummate the transactions contemplated hereby, Sprint hereby makes the following representations and warranties to Horizon, each of which representations and warranties is material to and relied upon by Horizon:

     6.1 ORGANIZATION OF SPRINT. Sprint is a limited partnership validly existing under the laws of the State of Delaware and has the power and authority to own, lease and operate its properties and to carry on its business as it is currently being conducted.

     6.2 POWER AND AUTHORITY; DUE AUTHORIZATION. Sprint has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other proceedings on the part of Sprint are necessary to approve and authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Assuming that this Agreement constitutes a valid and binding agreement of Horizon, this Agreement constitutes a valid and binding agreement of Sprint enforceable by Horizon in accordance with its terms, subject to laws of general application in effect affecting creditors' rights and subject to the exercise of judicial discretion in accordance with general equitable principles.

     6.3 NO CONFLICT; CONSENTS. The execution and delivery by Sprint of this Agreement, and the consummation by Sprint of the transactions contemplated hereby and thereby do not and will not (a) require the consent, approval or action of, or any filing or notice to, any corporation, firm, person or other entity or any public, governmental or judicial authority; (b) violate the terms of any material instrument, document or agreement to which Sprint is a party, or by which Sprint or the property of Sprint is bound, or be in conflict with, result in a breach of or constitute (upon the giving of notice or lapse of time, or both) a default under any such instrument, document or agreement; (c) violate Sprint's governing documents; or (d) violate any order, writ, injunction, decree, judgment, ruling, law or regulation of any federal, state, county, municipal, or foreign court or governmental authority applicable to Sprint or the business or assets of Sprint, and relating to the purchase of the Purchased Assets.

     6.4 LITIGATION. There is (a) no action, suit or proceeding pending by or before any court or governmental or regulatory authority or, to the knowledge of Sprint, threatened against Sprint, and (b) no investigation by any governmental entity of which Sprint has received written notice that is pending or, to the knowledge of Sprint, threatened against Sprint, in either case which challenges the validity of this Agreement or which would reasonably be expected to, individually or in the aggregate, have an adverse affect on or restrict the ability of Sprint to consummate the transactions contemplated by this Agreement. Sprint is not in default with respect to or subject to any order, judgment, decision, decree, injunction or ruling of any federal, state, or local court or governmental agency, department or authority which challenges the validity of this Agreement which would reasonably be expected to, individually or in the aggregate, have an adverse affect on or restrict the ability of Sprint to consummate the transactions contemplated by this Agreement.

                                   ARTICLE VII
                       CONDITIONS TO OBLIGATIONS TO CLOSE

     7.1 CONDITIONS TO OBLIGATION OF SPRINT. The obligation of Sprint to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or waiver by Sprint of all of the following conditions:

          (a) A duly authorized officer of Horizon shall have executed and delivered a certificate stating that (i) the representations and warranties of Horizon set forth in Section 5 will be true and correct in all material respects at and as of the Effective Date and (ii) Horizon will have performed and complied with all of its covenants under this Agreement in all material respects through the Effective Date.

          (b) Horizon will have executed and delivered to Sprint a Bill of Sale in the form attached as Exhibit A (the "Bill of Sale").

          (c) Horizon will have executed and delivered to Sprint the Assignment and Assumption Agreement in the form attached as Exhibit B (the "Assignment and Assumption Agreement").

          (d) The Bankruptcy Court shall have issued the Sale Order and the Sale Order shall have become a Final Order.

          (e) All of the parties to the Release (including all of the Creditors (as defined in the Release)) shall have executed and delivered the Release to Sprint, the Release shall still be in full force and effect, and the parties shall have performed the obligations set forth in the Release, including Horizon's payment to Sprint of the $4 million settlement payment at the Closing.

     7.2 CONDITIONS TO OBLIGATION OF HORIZON. The obligation of Horizon to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or waiver by Horizon of all of the following conditions:

          (a) A duly authorized officer of Sprint shall have executed and delivered a certificate stating that (i) the representations and warranties of Sprint set forth in 6 will be true and correct in all material respects at and as of the Closing Date and (ii) Sprint will have performed and complied with all of its covenants under this Agreement in all material respects through the Closing.

          (b) Sprint will have executed and delivered to Horizon the Assignment and Assumption Agreement.

          (c) Sprint shall have paid the Purchase Price to Horizon.

          (d) The Bankruptcy Court shall have issued the Sale Order and the Sale Order shall have become a Final Order.

                                  ARTICLE VIII
                                 INDEMNIFICATION

     8.1 INDEMNIFICATION BY HORIZON. Subject to Section 8.5, Horizon hereby agrees to indemnify Sprint and its respective affiliates, employees, officers, directors, representatives, agents, successors and assigns (collectively, "Sprint Indemnitees") and agrees to defend and hold them harmless from and against, all claims, liabilities, damages, payments, obligations, losses, costs and expenses (including reasonable attorneys' fees), and judgments (at law or in equity) (collectively, "Losses") incurred or suffered by any of them and arising out of or resulting from any of the following:

               (a) any breach of a representation or warranty or failure to perform of any agreement or covenant of Horizon contained herein; and

               (b) any and all Excluded Liabilities.

     8.2 INDEMNIFICATION BY SPRINT. Subject to Section 8.5, Sprint hereby agrees to indemnify Horizon and its respective affiliates, employees, officers, directors, representatives, agents successors and assigns (collectively, "Horizon Indemnitees") and agrees to defend and hold them harmless from and against all Losses incurred or suffered by any of them and arising out of or resulting from any of the following:

               (a) any breach of a representation or warranty or failure to perform of any agreement or covenant of Sprint contained herein; and

               (b) any and all Assumed Liabilities.

     8.3 PROVISIONS REGARDING INDEMNIFICATION. The indemnified party (or parties) shall promptly notify the indemnifying party (or parties) of any claim, demand, action or proceeding for which indemnification will or may be sought under Article 8. Such notice shall specify facts reasonably known to the indemnified party (or parties) giving rise to such indemnity rights.

Unless the indemnifying party (or parties) notifies the indemnified party (or parties), in writing, within ten (10) business days following its receipt of the indemnified party's (or parties') notice that it disputes the right of such indemnified party (or parties) to indemnification hereunder, the indemnified party (or parties) shall be conclusively deemed entitled to indemnification hereunder. Any rights of indemnification established pursuant to the terms of this Article 8 shall promptly thereafter be paid and satisfied by such indemnifying party (or parties). To the extent a dispute exists between such indemnified party (or parties) and the applicable indemnifying party (or parties), such dispute shall be resolved in accordance with Section 14.2 of the Management Agreement.

     8.4 SURVIVAL. The representations and warranties contained in this Agreement shall survive the Closing and shall expire twelve (12) months following the Effective Date (except for the representations and warranties set forth in Section 5.10 (Taxes) which will survive for the applicable state or federal statute of limitations) and shall thereafter cease to be of any force and effect, except for claims as to which notice has been given in accordance with Section 8.3 hereof prior to such date and which are pending on such date. All indemnification obligations of either party herein shall expressly survive the Closing.

     8.5 LIMITATIONS ON LIABILITY. Notwithstanding any other provisions of this Agreement to the contrary:

          (a) Base Amount. The Sprint Indemnitees and the Horizon Indemnitees shall have no right to assert an indemnification claim under Section 8.1(a) or 8.2(a) respectively until the total of all such claims equals or exceeds in the aggregate $100,000 (the "Base Amount"), at which time all indemnification claims by the Sprint Indemnitees and the Horizon Indemnitees under Section 8.1(a) or 8.2(a) respectively in excess of the Base Amount may be claimed in full, and if indemnifiable under this Article 8, shall be indemnified in full.

          (b) Cap. The maximum aggregate amount of liability to which Horizon or Sprint may be subject for indemnification claims made under Section 8.1(a) or 8.2(a) respectively hereof is $2,000,000, and the Sprint Indemnitees and Horizon Indemnities shall not be permitted to make any such claims in excess of such amount. Notwithstanding the foregoing, the limitations set forth in this Section 8.5(b) do not apply to Losses caused or arising as a result of (i) gross negligence or willful misconduct of a party; (ii) third-party claims with regard to which a party has an indemnification obligation under this Section 8; or
(iii) failure to comply with Environmental, Health and Safety Regulations.

          (c) No Consequential Damages. Neither party will be liable to the other party for any indirect, consequential, incidental, punitive damages and/or loss of profit, under any theory of law (including tort, contract and strict liability) regardless of whether such party knew or should have known of the possibility of such damages or loss of profit.

          (d) All amounts paid by or on behalf of Horizon as indemnification shall be treated as adjustments to the Purchase Price except as required by applicable law.

     8.6 SOLE REMEDY. Except for fraud, the provisions of this Section 8 set forth the exclusive rights and remedies of Horizon and Sprint with respect to any breach by the other party of any representation, warranty or covenant contained in this Agreement; provided however, that the parties hereto expressly acknowledge that any damages or potential damages to Horizon or Sprint resulting from any breach or threatened breach of any covenant or agreement contained in this Agreement may be intangible in whole or in part and incapable of being assessed a monetary value and could result in irreparable harm to the business of the Horizon, on one hand, or Sprint, on the other hand. Accordingly, Horizon and Sprint shall be entitled to seek specific performance, injunctive relief and other equitable remedies in addition to the remedies provided herein.

                                   ARTICLE IX
                                   TERMINATION

     9.1 TERMINATION. This Agreement may be terminated at any time before the Closing Date:

          (a) by mutual written consent of Sprint and Horizon; or

          (b) by written notice from either party in the event that the Bankruptcy Court shall have not issued the Sale Order and the Sale Order shall have not become a Final Order on or before August 2, 2004.

                                    ARTICLE X
                            MISCELLANEOUS PROVISIONS

     10.1 SEVERABILITY. If any provision of this Agreement is prohibited by the laws of any jurisdiction as those laws apply to this Agreement, that provision shall be ineffective to the extent of such prohibition and/or shall be modified to conform with such laws, without invalidating the remaining provisions hereto.

     10.2 MODIFICATION AND WAIVER. This Agreement may not be changed or modified except in writing specifically referring to this Agreement and signed by Sprint and Horizon. No change, amendment or attempted waiver of any provision hereof shall be binding on the other parties unless reduced to writing and signed by Sprint and Horizon. Unless specifically provided otherwise herein or agreed to by Sprint and Horizon in writing, no modification, waiver, termination, rescission, discharge or cancellation of this Agreement shall affect the right of the parties hereto to enforce any claim, whether or not liquidated, which accrued prior to the date of such modification, waiver, termination, rescission, discharge, or cancellation of this Agreement, and no waiver of any provision or of any default under this Agreement shall affect the right of any party to enforce such provision or to exercise any right or remedy in the event of any other default, whether or not similar.

     10.3 ASSIGNMENT, SURVIVAL AND BINDING AGREEMENT. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties but Sprint may (a) assign any or all of its rights and interests under this Agreement to one or more of its

Affiliates, or (b) designate one or more of its Affiliates to perform its obligations under this Agreement, except that Sprint will not be relieved of its obligations under this Agreement after any such assignment or designation. The terms and conditions hereof shall survive the Closing as provided herein and shall inure to the benefit of and be binding upon the parties hereto and their respective representatives, agents, successors and assigns. "Affiliate" with respect to any person means any person directly or indirectly controlling, controlled by or under common control with the person. As used in this definition, "control" (including, with correlative meanings, "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

     10.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, with the same effect as if the signatures thereto were in the same instrument. This Agreement shall be effective and binding on all parties when all parties have executed and delivered a counterpart of this Agreement. Facsimile signatures to this Agreement shall bind the parties in the same manner as original signatures.

     10.5 NOTICES. All notices, requests, demands, claims or other communications hereunder will be in writing and shall be deemed duly given if personally delivered, sent by telefax, or sent by a recognized overnight delivery service which guarantees next day delivery ("Overnight Delivery") or mailed registered or certified mail, return receipt requested, postage prepaid, transmitted or addressed to the intended recipient as set forth below:

     If to Horizon:    Horizon PCS, Inc.
                       68 E. Main Street
                       Chillicothe, OH 45601
                       Attention: Chief Executive Officer
                       Telefax: (740) 779-1945

     with a copy to:   Arnall Golden Gregory LLP
                       1201 W. Peachtree Street, Suite 2800
                       Atlanta, GA 30309-3450
                       Attention: Donald I. Hackney, Jr.
                       Telefax: (404) 873-8639

     If to Sprint:     Sprint Corporation
                       Attention: Doug Lynn
                       AVP Strategic Transactions
                       KS0PHJ0206-2A971
                       6130 Sprint Parkway
                       Overland Park, Kansas 66251
                       Telefax: (913) 523-2785

     with a copy to:   Sprint Corporation

                       Attention: Charles Wunsch
                       Vice President Law-Corporate Transactions
                       KSOPHF0302-3B579
                       6200 Sprint Parkway
                       Overland Park, Kansas 66251
                       Telefax: (913) 523-9802

     with a copy to:   Lathrop & Gage L.C.
                       2345 Grand Boulevard
                       Suite 2800
                       Kansas City, Missouri 64108
                       Attention: Mark A. Bluhm
                       Telefax: (816) 292-2001

     with a copy to:   King & Spalding LLP
                       191 Peachtree Street
                       Atlanta, Georgia 30303
                       Attention: Michael J. Egan, III
                       Telefax: (404) 572-5146

or at such other address as any party hereto notifies the other parties hereof in writing. The parties hereto agree that notices or other communications that are sent in accordance herewith (i) by personal delivery or telefax, will be deemed received on the day sent or on the first business day thereafter if not sent on a business day, (ii) by Overnight Delivery, will be deemed received on the first business day immediately following the date sent, and (iii) by U.S. mail, will be deemed received three (3) business days immediately following the date sent. For purposes of this Agreement, a "business day" is a day on which Sprint is open for business and shall not include a Saturday or Sunday or legal holiday. Notwithstanding anything to the contrary in this Agreement, in the event an action required or permitted by this Agreement is to be taken by a certain date (e.g. 10 days after Closing) and such date is not a business day, such action may be performed on the next succeeding day which is a business day.

     10.6 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement and the Release together with the Schedules attached thereto, constitute the entire agreement and supersede any and all other prior agreements and undertakings (including the Letter of Intent, dated May 6, 2004), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, is not intended to confer upon any person other than Sprint and Horizon any rights or remedies hereunder.

     10.7 FURTHER ASSURANCES. The parties to this Agreement agree to execute and/or deliver, both before and after Closing, any additional information, documents or agreements contemplated hereby and/or necessary or appropriate to effect and consummate the transactions contemplated hereby. Horizon agree to provide to Sprint, both before and after the Closing, such information as Sprint may reasonably request in order to consummate the transactions contemplated hereby.

     10.8 CONSTRUCTION. Within this Agreement the singular shall include the plural and the plural shall include the singular and any gender shall include all other genders, all as the meaning and context of this Agreement shall require. In connection with any action or event which by the terms hereof requires consent of a party hereto, such consent shall not be unreasonably withheld or delayed. Unless otherwise indicated, a reference to an Article, Section or Schedule means an Article, Section or Schedule hereof.

     10.9 CHOICE OF LAW. This Agreement and all documents executed in connection therewith shall be governed by, and construed in accordance with, the laws of the State of Kansas, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     10.10 DEFINITIONS. The following terms used in this Agreement shall have the following meanings:

     (a) "Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sectiion
59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

          (b) "Environmental, Health, and Safety Requirements" means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

          (c) "Intellectual Property" means all of the following in any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (iv) all mask works and all applications, registrations, and renewals in connection therewith, (v) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, subscriber and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) all computer software (including source code, executable code, data, databases and related documentation), (vii) all advertising and promotional materials, (viii) all other proprietary rights, and (ix) all copies and tangible embodiments thereof (in whatever form or medium).

          (d) "Final Order" means an order or judgment of the Bankruptcy Court as entered on its docket that has not been reversed, stayed pursuant to Bankruptcy Rule 8005 or any other applicable rule of civil or appellate procedure, modified or amended, and as to which the time to appeal, petition for certiorari, or seek reargument or rehearing has expired and as to which no notice of appeal, petition for certiorari, or motion for reargument or rehearing was timely filed, or as to which any right to appeal, petition for certiorari or seek reargument or rehearing has been waived in writing in a manner satisfactory to Horizon and Sprint, or, if a notice of appeal, petition for certiorari, or motion for reargument or rehearing was timely filed, the order or judgment of the Bankruptcy Court has been affirmed by the highest court to which the order or judgment was appealed or from which the reargument or rehearing was sought, or certiorari has been denied, and the time to file any further appeal or to petition for certiorari or to seek further reargument or rehearing has expired.

          (e) "Transfer Tax" means any federal, state, county, local, foreign and other sales, use, transfer, conveyance, documentary transfer, recording or other similar Tax, fee or charge imposed upon the sale, transfer or assignment of property or any interest therein or the recording thereof, and any penalty, addition to Tax or interest with respect thereto (but excluding any gains and income Taxes).

                         [signatures on following page]

     IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement under seal as of the date first written above.

                                        HORIZON PERSONAL COMMUNICATIONS, INC.


                                        By:
                                            ------------------------------------
                                        Its:
                                             -----------------------------------


                                        SPRINT SPECTRUM L.P.


                                        By:
                                            ------------------------------------
                                        Its:
                                             -----------------------------------